UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 29, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

          NEWS RELEASE

                                                                                                                                               Release 14-2003

October 29, 2003

Trading Symbol:  WTC:TSX

WTZ:AMEX

For immediate release

WESTERN SILVER DRILLING EXPANDS PEÑASCO MINERALIZED

ZONE  AT PEÑASQUITO PROPERTY

Results reinforce belief Peñasquito is emerging as a new silver-gold-lead-zinc district

VANCOUVER, B.C. - Western Silver Corporation today announced results from an additional eight core holes and fifteen shallow reverse circulation (RC) holes drilled at the Peñasco zone within the Outcrop breccia, El Sotol and La Palma prospects, all of which are within its wholly owned Peñasquito precious and base metals project area in Central Mexico.

Peñasco: Thirteen of the fifteen RC holes and all five core holes drilled at Peñasco contain significant precious metal and lead-zinc values similar in grade to the Chile Colorado deposit, the original discovery area on the property situated about 1,700 meters south-east from Penasco.

To date, a total of 31 RC holes and 25 core holes have been completed that define an area containing porphyry-style silver-gold-lead-zinc mineralization which extends for 500 meters in a northwest-southeast direction, 400 meters in a northeast-southwest direction and from just below surface to a vertical depth of at least 350 meters. The mineralized zone forms an ovoid-shaped zone in the southern part of the Outcrop breccia, remains open in all directions except the northwest and may extend beyond the Outcrop breccia into the adjacent sandstones. Additional drilling will be completed before year-end to determine the deposit’s size, shape and grade. Drill results to date indicate that mineralization is close to surface, making it particularly attractive for open-pit mine development. “The size and style of the mineralized system and its occurrence above and within a quartz porphyry intrusive are features usually found only in porphyry copper deposits”, said Tom Turner, Western Silver’s Manager of Mexican Exploration.

“Today’s drill results continue to reinforce our belief that Peñasquito is emerging as a new silver-gold-lead-zinc district which encompasses not only the Chile Colorado zone but other zones that have comparable size and grade potential,” said Tom Patton, Western Silver’s President and Chief Operating Officer. “Our intention over the next six months is to establish an inferred resource, then firm up a measured and indicated resource, on the Peñasco prospect,” he said.

[Earlier this year, an independent scoping study by M3 Engineering and Technology Corp. concluded that another area of the property, the Chile Colorado Zone, was one of the few bulk silver deposits in the world that could be economically exploited at current metal prices.

The study identified several ways in which the economics of the project could be improved including the discovery of other nearby mineralized zones, such as Peñasco]

At Peñasco, five RC holes were drilled at 50- meter intervals on a north-south line approximately 250 meters east of discovery hole S-09, which was drilled earlier this year. The northernmost hole, S-37, contains a 67.7-meter zone from 40 meters to hole bottom at 107.7 meters averaging 0.81 g/t gold and 66 g/t silver. Hole S-32, collared 50 meters south of S-37, contains 36 meters averaging 0.70 g/t gold and 60 g/t silver from 46-82 meters. Core holes WC-71 and WC-72 were drilled due north and due south respectively at –50 degrees to cross beneath S-32 and S-37. Hole WC-71 contains 332.5 meters starting at 68 meters averaging 0.37 g/t gold and 25 g/t silver. Hole WC-72 contains three separate intervals totaling 250 meters with similar grades.

Other notable Peñasco drill results released today include core hole WC-67, drilled due north at –50 degrees below RC holes S-07 and S-08, that intersected 59.5 meters beginning at 138 meters averaging 0.48 g/t gold and 62 g/t silver; and WC-70, drilled due north at –50 degrees below S-09 that contains 302 meters beginning at 138 meters averaging 0.45 g/t and 41 g/t silver.

El Sotol: Two core holes were drilled at the El Sotol prospect, located 2,500 meters northwest from Chile Colorado and 900 meters northwest of Peñasco. Hole S-30, originally a vertical RC hole drilled to 100 meters, was deepened to 502.3 meters. WC-68, collared 180 meters S and 120 meters W of S-30, was drilled due north at an azimuth of -60° to a depth of 157 meters where it was abandoned due to poor ground conditions.

S-30 cut 34.55 meters averaging 0.42 g/t gold, 40 g/t silver, 0.52% lead and 1.01% zinc from 160 to 194.55 meters.  WC-68 cut 77 meters of 0.3 g/t gold, 18 g/t silver, 0.30% lead and 0.55% zinc from 80 to 157 meters and was in mineralized rock when the hole was lost.

The style of mineralization and alteration at El Sotol is similar to the eastern fringe of the Chile Colorado deposit.  Additional drilling with a larger drill rig will test a 200- meter wide geophysical anomaly that gently plunges to the northwest from the El Sotol discovery site for a known distance of 500 meters.

La Palma: One core hole was drilled at the La Palma prospect to follow up high- grade mineralization intersected in core hole WC-63 drilled earlier this year.  WC-66 was collared 225 meters to the S and 50 meters W of the discovery hole WC-63 and drilled to the N at -60° to determine if the La Palma mineralization had a westerly strike. Only one narrow zone of high-grade mineralization was intersected (1.1 meters of 1.8 g/t gold and 574 g/t silver). The absence of strong alteration in the hole suggests that the mineralized zone may have a northerly instead of a westerly strike.   Additional core drilling is planned around discovery hole WC-63 to determine the strike of this high-grade mineralized structure.

Chile Colorado: Two core rigs are currently drilling infill core holes at Chile Colorado. Ten of the sixteen holes have been completed to date; assays are pending.

Details of the drilling are discussed below. A map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com.

Dr.Thomas Patton is the qualified person responsible for the preparation of this release.

Western Silver Corporation is a Canadian-based mineral exploration company focused on exploring for silver and developing properties in Mexico and Canada. The company’s 100%-owned Peñasquito project has been independently confirmed as one of the largest silver resources in the world and one of the few bulk silver deposits that can be economically exploited at current silver, gold, zinc and lead prices. Western Silver also has an interest in the San Nicolas Zinc-Copper project together with Teck Cominco and owns the Carmacks Copper Project in the Yukon. Its shares trade on the Toronto (TSX:WTC) and American (AMEX:WTZ) stock exchanges.

For more information please contact:

Thomas Patton

President and Chief Operating Officer

Western Silver Corporation

Phone: 604-684-9497

Email: tpatton@westernsilvercorpcom

Website: www.westernsilvercorp.com

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings.

Hole	Interval			Au	Ag	Pb	Zn
	From-to (m)	(m)	(ft)	(g/t)	(g/t)%		%

RC Holes – Peñasco Area

S-32	46 – 82	36	118.08	0.70	60	0.52	0.30
Includes	64 – 76	12	39.36	0.94	125	0.98	0.37

S-33	56 – 84*	28	91.84	0.31	16	0.28	0.49

S-34	66 – 107.7*	41.7	136.78	0.24	17	0.20	0.40

S-35	38 – 101.6*	63.6	208.61	0.41	13	0.20	0.18
Includes	38 – 72*	34	111.52	0.57	13	0.20	0.15

S-36	20 – 107.7*	87.7	287.66	0.25	16	0.25	0.49
Includes	48 – 88*	40	131.20	0.39	17	0.29	0.65

S-37	10 – 18*	8	26.24	0.8	52	0.4	0.25
	40 – 107.7	67.7	222.06	0.81	66	0.98	1.27
Includes	84 – 98	14	45.92	1.86	141	3.04	0.94

S-38	86 – 94	8	26.24	0.17	38	0.17	0.14

S-39	32 – 44*	12	39.36	0.26	15	0.21	0.38

S-40	58 – 101.6	43.6	143.01	0.19	21	0.31	0.96
Includes	94 – 101.6	7.6	24.93	0.46	18	0.55	2.27

S-41	14 – 22 *	8	26.24	0.82	102	0.11	0.26
	34 – 50 *	16	52.48	0.19	27	0.17	0.22
	86 – 113.8	27.8	91.18	0.19	34	0.23	0.19

S-42	66 – 81.3 *	15.3	50.18	0.29	27	0.57	0.31

S-43	26 – 74	48	157.44	0.31	34	0.25	0.11

S-45	82 – 94	12	39.36	0.53	25	0.17	0.25

Hole	Interval			Au	Ag	Pb	Zn
	From-to (m)	(m)	(ft)	(g/t)	(g/t)%		%

Core Holes
El Sotol
S-30	89.4 – 126	36.6	120.05	0.24	19	0.32	0.68
	160 – 194.55	34.55	129.72	0.42	40	0.52	1.01
	338 – 390	52	170.56	0.47	10	0.03	0.41
	426 – 492	66	216.48	0.44	7	0.04	0.41

La Palma
WC-66	147.7 –148.7	1	3.28	0.93	103	0.4	0.36
	190.3 – 196.6	6.3	20.67	0.5	43	0.58	1.19
	338.7 – 350	11.3	37.06	0.36	71	0.41	0.79
Includes	338.7 – 339.8	1.1	3.61	1.8	574	1.59	3.72

Peñasco
WC-67A	16.1 – 24 *	7.9	25.91	0.21	33	0.47	0.41
	36 – 50 *	14	45.92	0.07	30	0.23	0.76

Peñasco
WC-67	54 – 78 *	24	78.72	0.35	35	0.34	0.88
	138 – 256	118	387.04	0.34	40	0.52	1.01
Includes	138 – 197.5	59.5	195.16	0.48	62	0.7	1.31
	256 – 452	196	642.88	0.18	15	0.25	0.42
Includes	410 – 452	42	137.76	0.56	29	0.29	0.85

El Sotol
WC-68	80 – 157	77.04	252.7	0.3	18	0.3	0.55
Includes	80 – 118	38	124.64	0.49	23	0.41	0.64

Peñasco
WC-69	32 – 42	10	32.8	0.2	42	0.44	0.12
	114 – 312	198	649.44	0.32	21	0.28	0.51
Includes	288 – 304	16	52.48	0.75	54	0.62	1.00
	388 – 500	112	367.36	0.40 **	22	0.03	0.23

Peñasco
WC-70	138 – 440	302	990.56	0.45	41	0.39	0.62
Includes	146 – 174	28	91.84	0.79	91	0.67	0.93
Includes	334 – 424	90	295.20	0.72	56	0.51	0.94
Includes	390 – 416	26	85.28	1.29	63	0.62	0.79

Peñasco
WC-71	24.5 – 30	5.5	18.04	0.78	180	0.5	0.18
	68 – 400.5	332.5	1090.6	0.37	25	0.36	0.59
Includes	68 – 234	166	544.48	0.27	28	0.43	0.67
Includes	68 – 164	96	314.88	0.33	36	0.48	0.66
Includes	260 – 318	58	190.24	0.66	37	0.59	0.99

Peñasco
WC-72	98 – 282	184	603.52	0.29	30	0.44	0.65
Includes	206 – 226	20	65.6	0.67	63	0.96	1.49
	328 – 374	46	150.88	0.37	9	0.1	0.28

*   oxide mineralization

** gold values cut to 5 g/t

Note: Holes S-44 and S-46 do not contain significant mineralization

Core and RC samples were prepped and analyzed by Acme Analytical Labs and ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion.